EXPENSE LIMITATION AGREEMENT
FOR THE GOVERNMENT MONEY MARKET FUND

THIS AGREEMENT, dated as of August 1, 2012, is made and entered into by and between The Weitz Funds, a Delaware statutory trust (the “Trust”), on behalf of its series the Government Money Market Fund (the “Fund”), and Wallace R. Weitz & Company, Inc. (the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser of the Fund pursuant to an Investment Advisory Agreement between the Trust , on behalf of the Fund, and the Adviser (the “Advisory Agreement”); and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1.
Through July 31, 2013, the Adviser agrees to limit its fee and/or reimburse other expenses of  the Fund to the extent necessary to limit the operating expenses of the Fund to the annual rate of .20% (as a percentage of the average daily net assets of the Fund).

2.
Notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE WEITZ FUNDS,                                               WALLACE R. WEITZ & CO. INC.

on behalf of its series
the Government Money Market Fund

By:	/s/ Kenneth R. Stoll	By:	/s/ Wallace R. Weitz
Name:	Kenneth R. Stoll	Name:	Wallace R. Weitz
Title:	Vice President	Title:	President